

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2024

Mark Fogel
President & Chief Executive Officer
ACRES Commercial Realty Corp.
390 RXR Plaza
Uniondale, NY 11556

> **Re: ACRES Commercial Realty Corp.**
> **Registration Statement on Form S-3**
> **Filed April 1, 2024**
> **File No. 333-278433**

Dear Mark Fogel:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Pearlyne Paulemon at 202-551-8714 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Mark Rosenstein